FILER:

   COMPANY DATA:
      COMPANY CONFORMED NAME:             ALLIANT ENERGY CORPORATION
      CENTRAL INDEX KEY:
      STANDARD INDUSTRIAL CLASSIFICATION: ELECTRIC AND OTHER SERVICES COMB.
                                          [4931]
      IRS NUMBER:                         391380265
      STATE OF INCORPORATION:             WI
      FISCAL YEAR END:                    12/31

   FILING VALUES:
      FORM TYPE:                          35-CERT
      SEC ACT:
      SEC FILE NUMBER:                    070-9317
      FILM NUMBER:

   BUSINESS ADDRESS:
      STREET 1:                           222 WEST WASHINGTON AVENUE
      CITY:                               MADISON
      STATE:                              WI
      ZIP:                                53703
      BUSINESS PHONE:                     608-252-3311

   MAILING ADDRESS
      STREET 1:                           P. O. BOX 192
      CITY:                               MADISON
      STATE:                              WI
      ZIP:                                53701-0192





                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
October 1, 2000 through December 31, 2000

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from October 1, 2000 through December 31, 2000 (the "Reporting Period"):

     1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                               Maximum
                 Maximum        Other          Maximum
                 Money Pool   Short-Term       Total             SEC
Company          Borrowings   Borrowings      Borrowings        Limit

IESU            109,942,900        0.00       109,942,900       150,000,000
IPC              73,954,020        0.00        73,954,020        72,000,000
WP&L   (*)       34,214,603        0.00        34,214,603             NA
SERVICES         33,669,943        0.00        33,669,943       100,000,000

     (*) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only.

     2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 6.54 %.

     3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

             Maximum          Maximum         Maximum
             Loans to         Corporate       Short-Term        SEC
             Money Pool       Borrowings      Borrowings        Limit

AEC         231,008,528      137,506,472     349,935,000      450,000,000

________________


     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 18, 1998, permitting said Application-Declaration to become effective.


      DATED:      February 8, 2001

                                 ALLIANT ENERGY CORPORATION
                                 IES UTILITIES INC.
                                 INTERSTATE POWER COMPANY
                                 WISCONSIN POWER AND LIGHT COMPANY
                                 ALLIANT ENERGY CORPORATE SERVICES INC.

                                 BY:  ALLIANT ENERGY CORPORATION



                                 BY: _________________________________
                                    Edward M. Gleason
                                    Vice President, Treasurer
                                    and Corporate Secretary